

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2014

Via E-mail
Dr. Horst A. Schmid
President and Chief Executive Officer
Deep Well Oil & Gas, Inc.
Suite 700, 10150-100 Street
Edmonton, Alberta, Canada T5J 0P6

> **Re: Deep Well Oil & Gas, Inc**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 14, 2014**
> **Response Letter Dated May 27, 2014**
> **File No. 000-24012**

Dear Dr. Schmid:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Oil Sands Rights as of December 31, 2013

1.   We note your response to prior comment one. Please amend your filing to comply with Item 1208 (b) of Regulation S-K. In doing so, provide the quantities of acreage in addition to the sections of land for each expiration date.

Past Activities, page 19

2.   We note your response to prior comment two. Since you elected to disclose probable or possible reserves in your Form 10-K for the year ended September 30, 2013, you are required to comply with Item 1202 of Regulation S-K. Please amend your filing to remove the references to probable or possible reserves or provide the related disclosures

pursuant to Item 1202 of Regulation S-K and file the reserve reports from DeGolyer & MacNaughton as exhibits.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters.   Please contact Angie Kim, Attorney-Advisor, at (202) 551-3535 or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Legal Branch Chief